Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

May 12, 2010

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 205490-7010

Re:	Urban Outfitters, Inc.
Form 10-K for Fiscal Year Ended January 31, 2010
Filed April 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 000-22754

Dear Mr. Reynolds:

As our outside securities counsel has discussed with Mr. Colbert, we respectfully request an extension of time to respond to the comments in your letter dated April 30, 2010 relating to the above referenced Form 10-K for the fiscal year ended January 31, 2010 and the Definitive Proxy Statement on Schedule 14A for the fiscal year ended January 31, 2010, filed with the SEC on April 1, 2010 (File No. 000-22754).

We are currently preparing for our upcoming annual meeting of shareholders, and we are therefore requesting this extension to allow us the additional time to consider the items mentioned in the Staff’s comment letter. As indicated to you, we intend to provide our response on or before June 1, 2010. Thank you for your consideration.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Glen A. Bodzy, Esq.
Walter J. Mostek, Esq.